Exhibit 21.1

List of Subsidiaries of Big Tree Cloud Holdings Limited

Name of Subsidiary	Jurisdiction of Organization
Big Tree Cloud Merger Sub I Limited	Cayman Islands
Big Tree Cloud Merger Sub II Inc.	Delaware